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                                                                    EXHIBIT 3.19

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                       THE COMPANIES LAW (1995 REVISION)
                           Company Limited by Shares

                              AMENDED AND RESTATED
                           MEMORANDUM OF ASSOCIATION

                                       OF

                           GLOBAL CROSSING LTD., LDC



1.   The name of the Company is GLOBAL CROSSING LTD., LDC.

2. The Registered Office of the Company will be situate at the offices of W.S. WALKER & COMPANY, CALEDONIAN HOUSE, MARY STREET, P.O. BOX 265G, GEORGE TOWN, GRAND CAYMAN, CAYMAN ISLANDS or at such other location as the Directors may from time to time determine.

3. The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 6(4) of The Companies Law (1995 Revision).

4. The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 26(2) of The Companies Law (1995 Revision).

5. Nothing in the preceding sections shall be deemed to permit the Company to carry on the business of a Bank or Trust Company without being licensed in that behalf under the provisions of the Banks and Trust Companies Law (1995 Revision) or to carry on Insurance Business from within the Cayman Islands or the business of an Insurance Manager, Agent, Sub-agent or Broker without being licensed in that behalf under the provisions of the Insurance Law (1995 Revision) or to carry on the business of Company Management without being licensed in that behalf under the provisions of the Companies Management Law (1996 Revision).

6. The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; Provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.   The liability of the members is limited to the amount, if any, unpaid on the shares respectively held by them.
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8.   The capital of the Company is US$50,000.00 divided into 1,000,000,000 CLASS
     A SHARES of a nominal or par value of US$0.000001 each, 1,000,000,000 CLASS B SHARES of a nominal or par value of US$0.000001 each, 1,000,000,000
     CLASS C SHARES of a nominal or par value of US$0.000001 each, 3,000,000,000 CLASS D SHARES of a nominal or par value of US$0.000001 each, 1,000,000,000 CLASS E SHARES of a nominal or par value of US$0.000001 each and 43,000,000,000 UNDESIGNATED SHARES of a nominal or par value of US$0.000001 each provided always that subject to the provisions of The Companies Law (1995 Revision) and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be Ordinary, Preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

9. The Company may exercise the power contained in Section 223 of The Companies Law (1995 Revision) to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

10. The duration of the Company is limited to a period of thirty years from the date of its incorporation.